

August 26, 2010

John McFarland
Senior Vice President, General Counsel and Secretary
c/o MagnaChip Semiconductor, Inc.
20400 Stevens Creek Boulevard, Suite 370
Cupertino, CA 95014

> **Re: MagnaChip Semiconductor S.A.**
> **Registration Statement on Form S-4**
> **Filed August 4, 2010**
> **File No. 333-168516**

Dear Mr. McFarland:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Resales of New Notes, page 213

1.   It appears you are registering the exchange of Senior Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1989). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters, identifying such letters, and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2.   We note from your disclosure on page 156 that Avenue purchased $35 million of the $250 million Senior Notes you issued and that Avenue is your affiliate. Given that you are registering the exchange of the entire $250 million Senior Notes, it appears that Avenue intends on participating in that exchange. If so, please tell us how such participation by Avenue is consistent with the no-action letters on which you intend to

rely. If, instead, Avenue will not participate in the exchange, please revise your registration statement fee table and your disclosure to eliminate any implication to the contrary, including your disclosure in the first bullet of this section.

Financial Statements, page F-1

3.   Please update your financial statements to comply with the requirements of Rule 3-12 of Regulation S-X. Also, all amendments should contain a currently dated accountant's consent.

Item 21. Exhibits, page II-2

4.   We note that you have requested confidential treatment for portions of exhibits to your registration statement.   We will review and provide any comments on your request separately. Please resolve all comments regarding your request prior to requesting effectiveness of this registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile):   Micheal J. Reagan—Jones Day